Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: September 29, 2026

On September 29, 2026, Andy Nemeth, Chief Executive Officer of Patrick Industries, Inc. (“Patrick” or the “Company”), sent the following message to Patrick employees regarding the proposed merger with LCI Industries.

Patrick Team,

As we move through the fall season, I want to take a minute to give you a brief update on the status of our merger with Lippert.

As you know, on June 30, 2026, we announced a deal that would bring our two organizations together. We are excited about this next step in our evolution, as it reflects the strength of our vision, strategy, and culture. Additionally, it’s a reflection of the dedication and resilience of our team, and our shared belief in the long-term opportunities that lie ahead.

We remain confident that we are on track to complete the transaction in the first half of 2027 and want to provide you with the following key steps that have been taken to move this process forward.

•We filed for initial HSR (Hart-Scott-Rodino Act) regulatory approval on August 5, 2026, in accordance with our plan, and have been working collectively and proactively with Lippert and their counsel in providing background and support to the Department of Justice (“DOJ”). In connection with our filing, the DOJ had 30 days to respond. As a matter of general consideration, we agreed to pull our filing and refile on September 9, 2026, to allow another 30 days for more thoughtful and proactive DOJ discussions and review. Therefore, we expect our next formal response, if any, from the DOJ on or around October 9, 2026. This response should provide more clarity from the DOJ into specific items of focus, and also help us get a better feel for expected timelines.
•On September 23, 2026, we filed our Form S-4 Registration Statement and preliminary Proxy with the SEC for their review and comment. Once comments, if any, are received, we will address appropriately and then file in final version for Shareholder approval. We are preliminarily targeting a mid-November timeframe for our Shareholder vote and meeting on the proposed merger.
•We will be finalizing a new combined company name and logo by the time we file the final Proxy and will share that with you once complete. Additionally, in alignment with our brand-fronted strategy, both the Patrick and Lippert brand names will remain alive and well-supported under the combined company.
•We have assembled an Integration Planning Team to be led by Doyle Stump and collectively made up of seasoned leaders from both Patrick and Lippert who understand how our organizations operate, and will assess and plan to implement the best possible solutions to bring us together.

While we await the required approvals, please be reminded that there are legal boundaries around the decisions we make, and the information we can share. We recognize that these boundaries may create what feels like a void in communication, raising questions, concerns, and assumptions to be made. This is completely understandable under the circumstances; however, I am asking for your patience and, most importantly, your trust as I can assure you, our team will do their very best to share the information they can in a timely manner.

We will provide you with periodic updates in this format, while also posting periodic merger updates on our joint website: Home | Patrick and LCI Industries. Of course, if you have questions throughout this process, please reach out to your leader.

We continue to view the merger as an exciting opportunity for our organization and its stakeholders' as we move into the next evolution of our Company. As an extension of our existing vision, we remain focused on exceptional customer service, positively impacting our team and communities, and being the leader in innovative product solutions. With this in mind, we ask that you continue to strive to be the very best you can be while making a positive impact on those around you! We are so proud of what you have already accomplished, and we look forward to the opportunities ahead!

Thank you for all you have done and are continuing to do to make our teams and our brands BETTER Together!

Sincerely,

Andy Nemeth, CEO

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (the “Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC.
INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”
Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in LCI’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 30, 2026.
To the extent holdings of the Company’s or LCI’s securities by their respective directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected in Statements of Changes in Beneficial Ownership on Form 4 and other filings made from time to time with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Current Report on Form 8-K does not constitute a prospectus or prospectus-equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involves a number of risks and uncertainties.
These statements include, but are not limited to, statements regarding the proposed transaction between the Company and LCI, including the expected timing and completion of the transaction, the satisfaction of conditions to the completion of the transaction, including the receipt of required regulatory approvals, and other statements that are not historical facts.
Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue,” or negatives of such terms or other comparable terminology, although not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the ability of the Company and LCI to obtain required governmental and stockholder approvals of the transaction on the timeline expected, or at all; the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the failure of the closing conditions in the Merger Agreement to be satisfied; any unexpected delay in closing the transaction; and the other risks and uncertainties described in the Company’s and LCI’s filings with the SEC.
Additional factors which could affect future results of the Company and LCI can be found in their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this Current Report on Form 8-K, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.